Exhibit 99.1

Stantec celebrates third annual Stantec in the Community Day
Design firm sees more than 7,300 employees volunteer around the world

EDMONTON, AB; NEW YORK, NY (September 15, 2015) TSX, NYSE:STN

Stantec celebrates its annual Stantec in the Community Day on September 15, a day of worldwide community service across the design firm.

More than 7,300 Stantec employees will volunteer at community organizations in Canada, the United States, Barbados, the United Kingdom, the United Arab Emirates, and India. Stantec in the Community Day is held in addition to the many community outreach activities Stantec employees participate in throughout the year.

“We’re inspired by the communities we live in and the impact our work has on them,” says Stantec president and chief executive officer, Bob Gomes. “Stantec in the Community Day not only celebrates our commitment to community, it brings our team members together to make a coordinated, local impact.”

For 2015, Stantec in the Community Day volunteer events around the world include:

•	In North Bay, Ontario, Stantec team members will design and build a wishing well to help raise funds for the YMCA’s Strong Kids campaign.
•	In Camden, New Jersey, 16 team members will plant rain gardens in Camden, a city in the midst of a revival effort that includes solving flooding and water infrastructure challenges.
•	In Saskatoon, Saskatchewan, Stantec team members will harvest vegetables at the Saskatoon Food Bank’s garden.
•	In Sarasota, Florida, 35 Stantec team members will be at Robinson Preserve helping with restoration efforts of the park’s oyster reefs.
•	In Denver, Colorado, 30 Stantec team members will work with Grow Local Colorado to prepare community gardens and gather produce for local shelters and food banks.
•	In Cleveland, Ohio, 15 team members will work with MEDWish to help package medical supplies and equipment that will be used to provide humanitarian aid in foreign countries.

“Our promise at Stantec is to design with community in mind,” says Gomes. “What better way to live that promise than to get out into our local communities and roll up our sleeves?”

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 15,000 employees working in over 250 locations. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at www.stantec.com.

Media Contacts

US East
Tri-State, New England

Alison Smith
Stantec Media Relations
Tel: (617) 654-6062
Cell: (978) 727-7097
alison.smith@stantec.com

US West

Danny Craig
Stantec Media Relations
Tel: (949) 923-6085
Cell: (949) 632-6319
danny.craig@stantec.com

	US East Midwest, Mid-Atlantic Marti Mueller Stantec Media Relations Tel: (585) 319-3052 Cell: (585) 355-9107 marti.mueller@stantec.com	US East Gulf, Southeast Tiffanie Reynolds Stantec Media Relations Tel: (813) 223-9500, ext. 363 Cell: (813) 480-9749 tiffanie.reynolds@stantec.com
Canada East Rachel Sa Stantec Media Relations Tel: (416) 598-5699 Cell: (416) 902-0930 rachel.sa@stantec.com	Canada West Northern Alberta, Prairies Matt Stuart Stantec Media Relations Tel: (403) 716-8165 Cell: (403) 671-9225 matt.stuart@stantec.com	Canada West Southern Alberta, BC Ashley Warnock Stantec Media Relations Tel: (403) 441-5105 Cell: (403) 472-0122 ashley.warnock@stantec.com
Investor Contact Sonia Kirby Stantec Investor Relations Tel: (780) 917-7114 Cell: (780) 616-2785 sonia.kirby@stantec.com

Design with community in mind